August 2, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NBCUniversal Media, LLC Form 10-K for the fiscal year ended December 31, 2011 Filed February 23, 2012 File No. 333-174175

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated June 28, 2012, relating to the review of our Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comment preceding our response below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the fiscal year ended December 31, 2011

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 47

1.	Please revise your presentation to comply with the reporting requirements of Rule 5-03 of Regulation S-X.

Response

We note that the Staff provided a nearly identical comment to Comcast Corporation in connection with the Staff’s review of Comcast’s Form 10-K for the fiscal year ended December 31, 2011.  Specifically, in Comment 3 to the letter dated June 28, 2012 to Comcast, the Staff stated, “We note that beginning with your March 31, 2011 Form 10-Q, you changed your presentation.  Please revise to comply with the reporting requirements of Rule 5-03 of Regulation S-X.”  As NBCUniversal Media, LLC is a consolidated subsidiary of Comcast, we respectfully refer you to the response to such Comment No. 3 included in the correspondence submitted to the Staff by Comcast on August 2, 2012, a copy of which is attached as Appendix I to this letter.

Securities and Exchange Commission	August 2, 2012

*           *           *

In connection with our response to the Staff’s comments, NBCUniversal Media, LLC acknowledges that:

•	NBCUniversal Media, LLC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NBCUniversal Media, LLC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Principal Accounting Officer NBCUniversal Media, LLC

cc:
Brian L. Roberts, Principal Executive Officer
Michael J. Angelakis, Principal Financial Officer
Arthur R. Block, Senior Vice President
J. Michael Cook, Director and Chairman of Comcast Corporation Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte & Touche LLP
John Malvisi, Deloitte & Touche LLP

Securities and Exchange Commission	August 2, 2012

Appendix I

Response to Comment No. 3, as Set Forth in Letter Dated August 2, 2012 from Comcast Corporation to Mr. Larry Spirgel, Assistant Director in the Division of Corporation Finance of the Securities and Exchange Commission Regarding the Comcast Corporation Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 23, 2012

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 78

3.	We note that beginning with your March 31, 2011 Form 10-Q, you changed your presentation. Please revise to comply with the reporting requirements of Rule 5-03 of Regulation S-X.

We respectfully submit that our current income statement presentation complies with the reporting requirements of Rule 5-03.  As indicated in Rule 5-03 of Regulation S-X, its purpose is to specify the various line items that, if applicable, and except as otherwise permitted by the Commission, should appear on the face of an income statement (emphasis added). A cross reference is made in Rule 5-03 to Rule 4-01(a), which provides guidance on the form, order and terminology used in presenting financial statements.  The numbered captions in Rule 5-03 include separate presentation of costs and expenses applicable to sales and revenues, and selling, general and administrative expenses (“SG&A”), respectively.

Beginning in our March 31, 2011 Form 10-Q, we changed the presentation in our consolidated statement of income to provide the line item, “Operating costs and expenses (before depreciation and amortization),” with supplemental additional expense line items in our footnotes.  Our prior presentation had included separate line items for “Operating” expense and “Selling, General and Administrative” expense.  We believe that the change in the income statement presentation, combined with the supplemental footnote disclosure, provides a more meaningful presentation of our operating costs and expenses, while continuing to comply with the reporting objectives of Rule 5-03 of Regulation S-X.

The tables below present our disclosures relating to our operating costs and expenses in our March 31, 2011 Form 10-Q (the “Form 10-Q”):

Condensed Consolidated Statement of Income (excerpt):

	Three Months Ended
	March 31
(in millions, except per share data)	2011	2010
Costs and Expenses:
Operating costs and expenses (excluding depreciation and amortization)	$8,062	$5,637
Depreciation	1,486	1,379
Amortization	356	251
	$9,904	$7,267

Securities and Exchange Commission	August 2, 2012

Note 14: Supplemental Financial Information (excerpt):

Operating Costs and Expenses

	Three Months Ended
	March 31
(in millions)	2011	2010
Programming and production	$3,275	$2,114
Cable Communications technical labor	584	561
Cable Communications customer service	464	454
Advertising, marketing and promotion	984	545
Other	2,755	1,963
Operating costs and expenses (excluding depreciation and amortization)	$8,062	$5,637

We believe that the functional breakout of the components of our operating costs and expenses in Note 14 to our condensed consolidated financial statements provides more meaningful information to users of the financial statements than our prior presentation.  Because we are primarily in a service business and do not report or function similar to a manufacturing company with cost of goods sold and gross profit, we do not accumulate and/or report costs internally into separate categories of operating expenses and SG&A. The categories contained in the supplemental information provided in Note 14 reflect our internal cost reporting structure, which captures expenses by functional category, such as programming, technical labor, customer service and advertising, marketing and promotion.

We undertook this change as a result of both the internal cost reporting structure in our Cable Communications segment and the NBCUniversal transaction.  More specifically, we considered the following factors before deciding to implement this change:

•
The revised presentation in our filings is consistent with how we view and manage our business. We also believe the presentation is consistent with how our investors and analysts view and monitor our business and that of the others in our industry.  Specifically, their focus is on operating margin, without the distinction between operating expenses and SG&A, which is necessary to determine a gross profit that is applicable in other industries.

•
Over time, we have found it increasingly difficult to distinguish operating expenses from SG&A, as certain expense categories reported internally contain activities that would be considered both operating expenses and SG&A.  For example, our customer service employees both sell new services and resolve service issues during a given customer service call.  We do not track internally how much of our customer service employees’ efforts are directed towards selling versus resolving service issues on existing services.  Also, many of our information technology functions service both administrative and operating activities.

•
Certain types of expenses are accounted for differently among our reportable segments, and we believe that classifying these expenses as operating expenses or SG&A as opposed to by their functional category would create confusion for management, investors and analysts in comparing the performance of our reportable segments’ performance.  For example, our NBCUniversal businesses include accounting for film and television productions, which include the capitalization of expenses.  These capitalized expenses are subsequently amortized through operating expenses.  These same types of expenses may have been considered SG&A in our Cable Communications business.  In addition, in our Filmed Entertainment segment, advertising and marketing costs associated with a film are considered a direct cost of revenue, whereas the same types of expenses would have been considered SG&A in our other reportable segments.

Securities and Exchange Commission	August 2, 2012

•
The separate identification and disclosure of operating expenses and SG&A is subject to significant management interpretation and allocation.  For example, we believe some companies interpret field or divisional overhead expense to be an operating expense while others classify it as SG&A expense.  Further, prior to the revision, our changing cost reporting structure had led us from time to time to reclassify for comparative purposes expenses between operating cost and SG&A, albeit in immaterial amounts.

Based on the above considerations, we believe that the supplemental information included in Note 14 of our Form 10-Q (and in subsequent Form 10-Q and 10-K filings) provides more meaningful information to the user of our consolidated financial statements and a clearer representation of how we view and manage our business.  Accordingly, we respectfully submit that based on our facts and circumstances, separately presenting captions for “Operating Expenses” and “Selling, General and Administrative Expenses” would not be the most meaningful presentation for our Company, and as such, no change to our income statement presentation is warranted.